Filed by GrabAGun Digital Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GrabAGun Digital Holdings Inc.

Commission File No. 333-286021

Date: July 10, 2025

On July 10, 2025, Omeed Malik, the Chief Executive Officer and Chairman of the Board of Directors of Colombier Acquisition Corp. II (“Colombier”), Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), and Donald Trump Jr., a consultant to GrabAGun, and a nominee to the Board of Directors of GrabAGun Digital Holdings Inc., a Texas corporation that will be the go-forward public company following the consummation of the proposed business combination that is the subject of the Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier, made the following communications.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) have filed a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which has, as of the date of this current filing, been declared effective. The Registration Statement includes a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”).

Colombier II has also filed with the SEC a definitive proxy statement (the “Proxy Statement”) containing important information about the Meeting and how Colombier II shareholders as of the Record Date established for purposes of the Meeting can vote their shares.

SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT, AND AMENDMENTS THERETO, IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Now that the Registration Statement has been declared effective, Colombier will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of Colombier as of the Record Date. Shareholders will also be able to obtain copies of the Registration Statement and the Proxy Statement, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: colombier@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.